Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Triterras Fintech Pte. Ltd

We consent to use of our report dated August 28, 2020, with respect to the statement of financial position of Triterras Fintech Pte. Ltd. as of February 29, 2020 and February 28, 2019, the related statemens of comprehensive income, changes in equity and cash flows for the year ended February 29, 2020 and the period from November 1, 2018 (date of incorporation) to February 28, 2019, and the related notes, incorporated by reference herein and to the reference to our firm under the heading “Statement by Experts” in the shell company report on Form 20-F.

/s/ KPMG LLP

KPMG LLP

Singapore

November 16, 2020